

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 25, 2017

Mr. Richard J. Daly
President and Chief Executive Officer
Broadridge Financial Solutions, Inc.
5 Dakota Drive
Lake Success, New York 11042

> **Re:  Broadridge Financial Solutions, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2016**
> **Filed August 9, 2016**
> **File No. 001-33220**

Dear Mr. Daly:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products

Cc:  Maria Allen, Esq.
Associate General Counsel and Corporate Secretary
Broadridge Financial Solutions, Inc.